UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 26)1

PulteGroup, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

745867101

(CUSIP Number)

William J. Pulte

6515 Thomas Jefferson Court

Naples, Florida 34108

(239) 514-5045

with a copy to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON

William J. Pulte Trust dtd 01/26/1990
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		23,117,664
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,138,064
	10	SHARED DISPOSITIVE POWER

17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,117,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON

William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		23,117,664
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,138,064
	10	SHARED DISPOSITIVE POWER

17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,117,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 745867101

The following constitutes Amendment No. 26 to the Schedule 13D filed by the undersigned (“Amendment No. 26”). This Amendment No. 26 amends the Schedule 13D as specifically set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 31, 2017 and June 2, 2017, Pulte Trust closed the refinancing of certain obligations in connection with certain loan/collar transactions initially entered into in May 2016. The purpose of the refinancing transactions is to provide Pulte Trust with liquidity to, among other things, further its philanthropic endeavors while protecting itself against risks associated with a potential decline in PHM’s stock price.

Pursuant to one refinancing transaction, Pulte Trust received a new loan in the principal amount of $23,685,075, with an effective interest rate of 1.83% (calculated using daily compounding) and matures on July 25, 2018, and entered into the following collar: Pulte Trust sold to a counterparty a European-style call option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $30.1500 per Common Share and expires on July 25, 2018; and Pulte Trust purchased from a counterparty a European-style put option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $13.4425 per Common Share and expires on July 25, 2018. 1,800,000 Common Shares continue to serve as collateral for the new loan as was the case for the prior loan.

Pursuant to another refinancing transaction, Pulte Trust received a new loan in the principal amount of $24,933,532, with an effective interest rate of 1.85% (calculated using daily compounding) and matures on July 26, 2018, and entered into the following collar: Pulte Trust sold to a counterparty a European-style call option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $30.7075 per Common Share and expires on July 26, 2018; and Pulte Trust purchased from a counterparty a European-style put option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $14.1524 per Common Share and expires on July 26, 2018. 1,800,000 Common Shares continue to serve as collateral for the new loan as was the case for the prior loan.

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CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2017

WILLIAM J. PULTE TRUST DTD 01/26/90

By:	/s/ William J. Pulte
	Name:	William J. Pulte
	Title:	Trustee

/s/ William J. Pulte
WILLIAM J. PULTE

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